SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Our date
2007-09-17
Your date

Our reference

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB - Nomination Committee for Annual General Meeting on 29 April, 2008, dated 12 September 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dw 9/27

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

SANDVIK

Press release

Sandvik AB – Nomination Committee for Annual General Meeting on 29 April, 2008

At Sandvik AB's Annual General Meeting on 26 April, 2007, it was resolved that the Company shall have a Nomination Committee comprising one representative for each of the four principal shareholders, together with the Chairman of the Board (convenor). At the time of the formation of the Nomination Committee, the ownership conditions shall determine which shareholders are the principal shareholders based on the information received from VPC AB on the last business day in August 2007. The composition of the Nomination Committee shall be announced publicly as soon as it is appointed. The Chairman of the Nominatiion Committee shall be the member representing the largest shareholder. The term of the Nomination Committee extends until the next Nomination Committee is appointed.

The Nomination Committee shall prepare proposals regarding the Chairman of the Meeting, the number of Board members, fees to be paid to the Board members and auditors, the Board members and Board Chairman, the number of auditors and election of the auditors, how the Nomination Committee shall be elected prior to the 2009 Annual General Meeting and the duties of that Nomination Committee.

Prior to the 2008 Annual General Meeting, the Nomination Committee comprises the following members:

Carl-Olof By, AB Industrivärden
Curt Källströmer, Handelsbanken's Pension Foundation and Pension Fund
Staffan Grefbäck, Alecta Pension Insurance
Marianne Nilsson, Swedbank Robur Funds
Clas Åke Hedström, Sandvik's Board Chairman

Carl-Olof By will be the Nomination Committee's Chairman.

Shareholders wishing to present proposals to the Nominating Committee can submit them to the Nominating Committee's secretary Bo Severin (Sandvik's Chief Counsel) by post: Sandvik AB, att: Bo Severin, SE-811 81 Sandviken, or by e-mail: bo.severin@sandvik.com.

Information about the Annual General Meeting and the Nomination Committee is available on the company website: www.sandvik.se or www.sandvik.com.

Sandviken, 12 September, 2007

Sandvik AB; (publ)

Clas Åke Hedström
Board Chairman and convening authority for the Nomination Committee

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Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Postal address	Public company (publ)	Telephone	Fax
SANDVIK AB Group Staff Information SE-811 81 SANDVIKEN	Corporate registration number 556000-3468 VAT number SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

END